11New York Lunch1
New York - May 14, 210108
ULTRAPETROL (BAHAMAS) LIMITED
INVESTOR AND ANALYST MEETING
WEDNESDAY, MAY 14, 2008

*
Forward - looking statements & EBITDA
 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’
‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

 Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’
 useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2007
 Management considers EBITDA to be a meaningful indicator of operating performance and uses it as a measure to assess the operating performance of the Company’s business. EBITDA provides us with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. EBITDA should not be construed as a substitute for net income or as a better measure of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles (“GAAP”). EBITDA excludes components that are significant in understanding and assessing our results of operations and cash flows. In addition, EBITDA is not a term defined by
GAAP and as a result our measure of EBITDA might not be comparable to similarly titled measures used by other companies. The Company believes that EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry. Accordingly, the Company has included references to EBITDA in this presentation.

> Biggest player in the Hidrovia Region with 591
barges and 28 pushboats -> over 40% of market
share
> Significant volume growth -> need for
additional capacity:
 ▪ Barge enlargement program -> expansion
            of existing capacity
 ▪ Barge building yard -> construction of
            new capacity
 ▪ Re-engining project -> higher fuel savings
    and shorter voyage times
>  Five very modern PSVs in operation: two in
Brazil & three in the North Sea
>  Continue growing through construction
program:
 ▪ Brazil: One vessel under construction
 to be delivered by the end of 2008
 ▪ India: Four vessels under construction
 to be delivered starting 2009
 ▪ China: Two vessels under construction
 to be delivered starting 2009 with an
 option for further two
River Business
Offshore Supply Business
Ocean Business
Passenger Business
>  Nine vessels in operation
 ▪ Three OBO vessels chartered linked to the
 4TC Capesize Routes Index and covered
 through FFAs -> attractive and stable
 revenues secured through 2008 / 2009
 ▪ Capesize vessel Princess Marisol
 employed on a strong spot market
 ▪ Four Handysize / product tankers
 operating under fixed time charters in South
 America
>  One vessel, Blue Monarch, in operation
>  Employed on 7-day and 14-day cruises in the
Aegean Sea
>  Overall 2008 performance expected to
improve with respect to last year

RIVER BUSINESS

0 200 400 600 Mi[redacted]es
0 200 400 600 Ki[redacted]ometers

Wisconsin
Minnesota
[redacted]owa
[redacted]inois
Missouri
Kentucky
Tennessee
Arkansas
Mississippi
Louisiana

Corumba
UABL Brazil
Buenos Aires
UABL Argentina
Tres Fronteras
Wanda
Dos Fronteras
San Gotardo
Asunción
UABL Paraguay
Hub
Km 1,200
Mississippi Region
Hidrovia Region
Number of Barges: ~26,500
Number of Barges: ~1,400
Hub
Hub
Hub
Through a system of hubs
we can operate more
efficiently than the smaller
companies
Hidrovia System
> Runs over 2,200 miles across the agricultural heartland of South America
> Comparable in length to the Mississippi system

Hidrovia(1), (2) Soy Crop 12-yr CAGR = 9.3%
Million Tons
Hidrovia % of World Total
250
200
150
100
50
0
100%
80%
60%
40%
20%
0%
33%
53%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008E
Hidrovia
World Total
Hidrovia %

Paraguayan Soy Crop 2-yr CAGR = 39.0%
Thousand Metric Tons
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,640
6,200
7,000
2006
2007
2008

(1) Source: FAS - USDA;
(2) Hidrovia Region includes
 Argentina, Bolivia, Brazil,
 Paraguay and Uruguay.
Source: FAS - USDA.
Hidrovia Region’s share of world’s soy production has
been progressively increasing…

Corumbá iron ore production 5-yr CAGR = 28.3%
Million Tons
10
9
8
7
6
5
4
3
2
1
0
2005
2006
2007E
2008E
2009E
2010E
RTZ
CVRD
MMX

CAGR = 46%
Thousand Metric Tons
450
400
350
300
250
200
150
100
50
0
224
131
259
145
340
410
1Q 07
1Q 08
January
February
March

2.5
8.7
1Q 08 vs. 1Q 07 Corumbá Mines
Iron Ore Exports(3)
614
895
(1) Sources: Rio Tinto PLC (RTZ), Vale (CVRD) and Mineração e Metálicos S.A. (MMX) public filings, presentations and web pages;
(2) RTZ and CVRD volumes are assumed flat due to lack of publicly available information from each company in this respect; MMX volumes taken from company presentation of March 2008;
(3)  Industry sources.
Corumbá Mines Iron Ore
Estimated Production(1), (2)
UABL signed a long term contract to carry between 2009 and 2014 between 1.3 MM and 2.0 MM tons of iron ore per year
4.1
7.3
6.7
5.0
…while Corumbá iron ore production is expected to grow
by 3.5x from its 2005 level

1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
DWT
2006
2007
2008E
2009E
2010E
2006 Capacity
Acquisitions (cumul.)
Barge enlargement (cumul.)
Barge building (cumul.)

806,900
1,331,900
2006 - 2010 = 65.1% expected increase
Source: Company estimates
River Business potential incremental dwt capacity if
all programs are executed at maximum
1) Barge enlargement
 - USD 36.0 million
 CAPEX through 2010
 - 67% increase per
 barge enlarged 
 130,000 additional dwt
 capacity
 - Bottom Replacement
 sub-program
2) Barge building yard
 - USD 24.0 million
 initial budget
 - USD 28.8 million
 annual investments
 - Expected
 construction of 52
 barges per year
 starting end 2008
 - potential 40%
 savings on equipment
 compared with
 originating in the US at
 current newbuild and
 transportation prices
In the River Business we have 3 ambitious growth programs
underway to secure our market leadership…

45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
USD 000's
40%
35%
30%
25%
20%
15%
10%
5%
0%
20%
27%
31%
18,482
25,052
28,994
2007
50% Fuel Est.
80% Fuel Est.

20
18
16
14
12
10
8
6
4
2
0
USD Million
6.6
11.3
10.5
18.0
50% fuel substitution
80% fuel substitution
Additional EBITDA at 2007 average price gap
Additional EBITDA at 2008 YTD average price gap

Estimated Pro Forma EBITDA & EBITDA margin at
different levels of fuel substitution
(1) BunkerWorld - 2007 monthly average price gap
 between Diesel and IFO180 at Rotterdam port
(2) BunkerWorld - 2008 YTD monthly average price gap
 between Diesel and IFO180 at Rotterdam port
Estimated differential EBITDA at current Price Gap Diesel / Fuel
…through capacity increases and improved fuel efficiencies
3) Re-engining project
 - USD 52.0 million CAPEX
 through 2010
 - 2007 fuel consumption was
 49,800 mt
 - 2007 average price gap(1) was
 USD 264 / mt
 - 80% fuel substitution at 2007
 average price gap USD 10.5
 million savings
 - 2008 YTD average price gap(1)
 is USD 453 / mt
 - 80% fuel substitution at 2008
 YTD average price gap  USD
 18.0 annual million savings

> 14% increase in volumes loaded as compared to 1Q 2007
> Thirty barges and one pushboat purchased in the US already arrived in the Hidrovia, and are fully operational as from 2Q 2008
> Further load-out of 27 barges and two pushboats currently taking place
> Received first six heavy fuel engines out of the 24 included in our re-engining project
> Contracted with a shipyard in Argentina to construct the hull of an 8,325 HP pushboat
> Barge enlargement program continues -> 44 barges processed out of a total of 130 targeted by the end of 2010
> Ongoing construction of new barge building yard -> currently receiving equipment for installation and construction progressing as planned
> The Upper Paraguay River recovered normal water levels early in 1Q 2008
> Unaffected by conflict in Argentina between Government and farmers
1Q 2008 & Year to Date
River Business Developments

OFFSHORE SUPPLY BUSINESS

Brazil
Deeper water wells in Brazil and harsh conditions in the North Sea require larger, more advanced PSVs
> Harsh operating conditions demand
 high quality vessels
> Very active spot market, with robust
 pricing
North Sea
We are well established in the two most
attractive PSV markets…
 > Market moving to deeper water wells
 > Fastest growing Offshore market in the
 world
 > New discoveries, Tupi and Carioca,
 potentially two of the largest fields in
 the world.
 > Domestic trade preferences similar to
 US’ Jones Act
 > Mainly a term market; not a spot market

Vessel	DP	Deck Area	Year Built	Market	Contract	Term
UP Esmeralda	1	840 m^2	2005	North Sea	Spot Market	Spot
UP Safira	1	840 m^2	2005	North Sea	Time Charter	2Q 09
UP Topazio	1	840 m^2	2006	North Sea	Time Charter	Aug-08
UP Agua-Marinha	1	840 m^2	2006	Brazil	Time Charter	2Q 09
UP Diamante	1	840 m^2	2007	Brazil	Time Charter	2Q 09

Vessel	DP	Deck Area
UP Rubi (Brazil)	1	840 m^2
Indian PSV 1	2	840 m^2
Indian PSV 2	2	840 m^2
Indian PSV 3	2	840 m^2
Indian PSV 4	2	840 m^2
Chinese PSV 1	2	1,020 m^2
Chinese PSV 2	2	1,020 m^2

Fleet in Operation
Fleet under Construction
…with one of the most modern and
homogeneous fleets in the world…

Pro Forma Gross Profit (1)
Contribution (USD 000's)
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
25,701
27,785
33,342
44,456
55,570
66,684
77,798
5
6
8
10
12
14

Annualized number of PSVs in operation at same average gross profit contribution per vessel obtained by existing fleet in 2007
2007 / 4.63
PSVs
(1) Pro Forma Gross Profit
Contribution = Revenues minus
Voyage Expenses minus
Running Costs
Indian PSVs
Chinese PSVs
…gross profit from our Offshore Supply Business expected
to grow consistently with fleet size over the next 3 years
> Current fleet of 5 PSVs
> Newbuildings under construction are expected to take fleet up to 12 PSVs by 2010
> Option for 2 further PSVs in China could take total fleet to 14 vessels

GBP / Day
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
34,578
35,900
18,500
17,777
9,262
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2006
2007
2008

20%
40%
40%

$ / Day
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
30,634
31,414
30,588
26,645
1H 07
2H 07
FY 07
1Q 08

$ / Day
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
21,556
23,224
22,523
23,978
1H 07
2H 07
FY 07
1Q 08

UP North Sea Fleet Daily Average Time Charter(2)
2006 - To date North Sea Spot Rates(1)
Committed
Brazil
Committed
North Sea
Spot
North Sea
1Q 08 Fleet Employment Distribution(2)
UP Brazil Fleet Daily Average Time Charter(2)
Current Spot Rate(1)
(1) Source: Seabrokers; Current Spot Rate: company estimates on brokers’ figures
(2) Source: Company calculations / data
Offshore Supply Market Overview

Year	2008	2009	2010	2011
Rigs on order (cumul.)	54	111	150	164
PSVs on order (cumul.)	51	86	113	123

300
250
200
150
100
50
0
# of PSVs
51
92
86
189
113
255
123
279
2008
2009
2010
2011
Additional PSVs on order (cumul.)
Required PSVs (cumul.)

Source: Company estimates based on industry sources
Assumption: 1.7 PSVs required per ordered rig
Source: Stewarts Offshore / ODS - Petrodata
PSV shortfall over next 4 years = 156
Aligned with Offshore Supply market fundamentals…

OCEAN BUSINESS

Handysize / Product Tankers Fleet
OBO / Capesize Fleet
> Three OBO vessels chartered tied to
 the 4TC Capesize Routes Index and
 covered through FFAs
> Stable and attractive rates secured
 through FFAs for 2008 and 2009
> Capesize vessel Princess Marisol
 employed on a strong spot market
Ocean Business: two different fleets…
> Consolidating our leading presence in
 the South American coastal market
> Two new vessels in 2007 -> Alejandrina
 in March & Amadeo end August
> One new vessel in 2008 -> MT Austral in
 April 2008, added under a three-year
 bareboat charter
> Demand is led by major oil companies
> Distribution of products normally done
 by smaller chemical / product crude
 coastal vessels
> Expected further acquisition of two
 Product Tankers; one in 2008, and other
 in 2009

Vessel Name	Description	DWT	Year Built	Contract	Expiry
Princess Nadia	Suezmax OBO / Capesize Vessels	152,328	1987	BCI 4TC Related Time Charter	Aug / Oct 08
Princess Susana		152,301	1986	BCI 4TC Related Time Charter	Aug / Oct 08
Princess Katherine		164,100	1986	BCI 4TC Related Time Charter	Jan / Mar 09
Princess Marisol		166,013	1984	BCI 4TC Related Time Charter	Jun 08
Miranda I	Handysize / Product Tankers	6,575	1995	Time Charter	Sep 08
Alejandrina		9,219	2006	Time Charter	Nov 08
Amadeo		39,530	1996	Time Charter	May 10
Austral		11,299	2006	Time Charter	Jul 08
Alianza/ G3		43,164	1993	Under repairs in Argentina

Ocean Business: two different fleets (cont’d)

Actual
Projected
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$ / Day
29,221
35,262
57,193

60
50
40
30
20
10
0
$ Millions
$27.0 M
$5.9 M
$19.8 M
$27.0 M
2008 Contribution of days not covered by FFAs
2008 Contribution of days covered by FFAs
2007 Gross Profit Contribution

Avg. ‘07
TC(2)
Avg. 1Q
08 TC(3)
Avg. FY
‘08 TC(4)
OBO Fleet Average Daily Time Charter Rates(1)
OBO Fleet Gross Profit Contribution(1), (3), (5), (6),
(7)
(1) The values in these graphs are based on estimates and assumptions and consequently may change
(2) Excludes Non Cash Losses on FFAs
(3) Excludes Non Cash Gains on FFAs
(4) Gross Profit Contribution = Revenues - Voyage Expenses - Running Costs
(5) Assumes a 25% discount for our vessels from the futures market index’s typical vessel and uses the future settlement values as of May 8, 2008 to value all “Non-Covered” (days on calendar year multiplied by three OBO vessels less number of FFAs contracted days discounted by 25%) available days in 2008
(6) Assumes no off hire or time loss under repairs
(7) Assumes Running Costs of 1Q 08 remain constant for the balance of the year
2007
2008 Est.(6)
Source: Company
calculations and estimates
25.7 M
OBO Fleet Average TC and Gross Profit Contribution

130,000
120,000
110,000
100,000
90,000
80,000
$ / Day
Actual
Projected
115,958
108,529

Actual
Projected
40
35
30
25
20
15
10
5
0
$ Millions
$8.7 M
$27.0 M

Avg. 1Q
08 TC
Avg. FY ‘08
TC(2), (3)
1Q 08
FY 08(3), (5), (6)
Princess Marisol Average Time
Charter Rates(1)
Princess Marisol Gross
Profit Contribution(1), (4)
(1) The values in these graphs are based on estimates and assumptions and consequently may change
(2) Uses known COAs and charters until April 08 inclusive and future settlement values as of May 8, 2008 to value all “non-chartered” available days between May and December 2008
(3) Includes 15 days off hire of scheduled repairs in May 2008, and 45 days of special survey during 4Q 08
(4) Gross Profit Contribution = Revenues - Voyage Expenses - Running Costs
(5) Assumes Running Costs of 1Q 08 remain constant for the balance of the year
(6) Running Costs include expenses of the May and the 4Q 08 scheduled repairs
Princess Marisol TC and Gross Profit Contribution

60
40
20
0
27.0
52.7
52.7
2007
2008
2009
Contribution of days not covered by FFAs
Contribution of days covered by FFAs
2007 Gross Profit Contribution

> We sold 547.5 days of the 4TC Capesize Routes Index at USD 91,833 per day.
> When added to the 180 days previously sold at USD 51,000, we have covered a total of 727.5 days in 2009 at an average of USD 81,730 of the index vessel.
> Assuming a 25% discount, the FFAs sold for 2009 provide cover for 933 days of our fleet at an average time charter rate of USD 61,297 per day.
> Assuming each of our OBO vessels will have to undergo drydocks / special surveys in 2009, the total number of available OBO vessels days in 2009 is estimated at 1,005.
> The FFAs we have sold for 2009 represent 93% of the available capacity of the OBO fleet under the assumptions described above.
OBO Fleet Gross Profit Contribution(1), (2), (3), (4), (5)
(1) The values in this graph is based on estimates
 and assumptions and consequently may change
(2) Gross Profit Contribution = Revenues - Voyage
 Expenses - Running Costs
(3) Assumes a 25% discount for our vessels from the
 futures market index’s typical vessel and uses the
 future settlement values as of May 8, 2008 to
 value all “non-covered” available days in 2008
 and 2009
(4) Assumes Running Costs of 1Q 08 remain
 constant for the balance of the year
(5) Includes corresponding off hire days due to
 scheduled dry docks for all our three OBO
 vessels
Source: Company calculations and estimates
FFAs in 2009 contracted to maintain 2008 results

250,000
200,000
150,000
100,000
50,000
0
USD / Day
186,393
192,198
21,291
2004
2005
2006
2007
2008

300
250
200
150
100
50
0
# of Vessels Ordered
55
55
57
132
248
2006
2007
2008
2009
2010

*
Capesize Orderbook - Dec 2007
Baltic Forward Assessment - May 8, 2008
Period	Route Average
May/June 2008	165,000
3Q 2008	144,813
4Q 2008	141,500
1Q 2009	122,000
2Q 2009	113,313
Cal 2009	101,922
Cal 2010	69,375
Source: Baltic Exchange
4TC Capesize Routes
Source: Baltic
Exchange
Source: Howe Robinson dry cargo market annual review 2007
Drybulk Industry Overview

> One vessel, Blue Monarch, in operation
> Remained in lay up during 1Q 2008; dry docked and repaired for European season
> Started cruising on 7-day and 14-day cruises in the Aegean Sea on April 23, 2008
> Second quarter seasonally slower in the Aegean; expected to improve in peak months of European summer (July - September, 2008)
> Overall 2008 performance expected to improve with respect to last year
Passenger Business Highlights

Per Segment (In USD Million)	2008	2009	2010	Total
River Business				
Barge enlargement	12	12	12	36
Barge building yard	18	28	28	74
Re-engining project	14	25	7	46
Barges / tugs acquisitions & bottom replacement program	27	4	-	31
Total River Business	71	69	47	187
Offshore Supply Business				
Brazilian PSV (*UP Rubi*)	7	-	-	7
Indian PSVs (x4)	23	26	13	62
Chinese PSVs (x2)	22	22	-	43
Total Offshore Supply Business	52	48	13	113
Ocean Business				
Product tanker 1	17	-	-	17
Product tanker 2	-	17	-	17
Total Ocean Business	17	17	-	34
Total Company	140	134	60	333

This table is provided as a general guide of expected Capital Expenditure under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
Expected Expansion CAPEX Program

> Offshore Supply
 ▪ We expect Offshore Supply
 Business revenues to grow
 substantially as from 2009
 consistent with scheduled
 deliveries of new PSVs
 ▪ Current market rate scenario
 strong with one vessel on the spot
 market and other becoming
 available for re-chartering in 3Q 08
> Ocean
 ▪ Vessels fixed physically / through
 FFAs for the rest of 2008 at time
 charter revenues level which we
 expect to be substantially higher
 than year ended December 31, 2007
 ▪ Added to our fleet a 166,013 dwt
 Capesize vessel, Princess Marisol
> Passenger
 ▪ Currently employed on 7-day and
 14-day cruises in the Aegean Sea;
 non core business, now only
 reduced to one smaller vessel
Business Outlook
> River
 ▪ Volumes on the River Business are
 currently growing; freight rate
 scenario has been stable / strong
 ▪ Our total transported cargo is
 expected to grow as we expand
 capacity
 ▪ Significant growth in fleet expected
 as from second half 2009 onwards

FINANCIAL HIGHLIGHTS

(In USD 000's)	1Q 08	1Q 07	% Change
Revenues	$67,401	$45,426	48%
Voyage Expenses	(15,232)	(9,928)	53%
D&A	(9,844)	(8,054)	22%
G&A	(5,331)	(4,493)	19%
Other Operating Income	2,051	63	-
Operating Income	18,249	8,368	118%
Financial Expenses	(6,447)	(5,097)	26%
Financial Income	442	190	133%
Net Income on FFAs	6,311	0	-
Investment in Affiliates	(174)	169	-
Income Taxes	(627)	(1,398)	-55%
Minority Interest	(240)	(139)	73%
Net Income	$17,339	$1,964	783%
EBITDA	34,257	16,513	107%
Non-Cash Gains on FFAs	6,311	-	-
Cash Settlements on FFAs	5,408	-	-
Adjusted EBITDA [1]	$22,538	$16,513	36%
Adjusted Net Income	$5,835	$2,754	112%
Adjusted EPS	$0.18	$0.10	80%

(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
Year-on-Year Income Statement

(In USD 000's)	First Quarter Ended March 31,		
	2008	2007	Percent Change
Revenues			
Attributable to Offshore Supply Business	9,187	8,395	9%
Attributable to Ocean Business	31,058	12,753	144%
		2,750	-100%
Total revenues	67,401	45,426	48%
Voyage expenses			
Attributable to River Business	(13,555)	(8,642)	57%
Attributable to Offshore Supply Business	(422)	(198)	113%
Attributable to Ocean Business	(982)	(329)	198%
Attributable to Passenger Business	(273)	(759)	-64%
Total voyage expenses	(15,232)	(9,928)	53%
Attributable to River Business	(7,954)	(5,539)	44%
Attributable to Offshore Supply Business	(3,937)	(2,623)	50%
Attributable to Passenger Business	(763)	(2,629)	-71%
Total running costs	(20,796)	(14,646)	42%
Amortization of Dry Dock & Intangible Assets	(1,412)	(2,108)	-33%
Depreciation of Vessels and Equipment	(8,432)	(5,946)	42%
Administrative and Commercial Expenses	(5,331)	(4,493)	19%
Other Operating Income	2,051	63	-
Operating Profit	$18,249	$8,368	118%

Year-on-Year
Income Statement (on a per segment basis)

(In USD 000's, except share and per share data)	First Quarter Ended March 31,		
Operating Profit	**$18,249**	**$8,368**	**118%**
Financial Income	**442**	**190**	**133%**
Net Income on FFAs	**6,311**	**0**	**-**
Other, net	**(589)**	**(99)**	**495%**
Income Taxes	**(627)**	**(1,398)**	**-55%**
Net Income	**$17,339**	**$1,964**	**783%**
Basic weighted average number of shares	**33,170,208**	**28,000,000**	**-**
EBITDA per Segment			
River	**$3,523**	**$5,616**	**-37%**
Offshore Supply	**$4,876**	**$4,374**	**11%**
Ocean	**$26,549**	**$7,184**	**270%**
Passenger	**($1,133)**	**($851)**	**33%**
Total EBITDA	**$34,257**	**$16,513**	**107%**
Non-Cash Gains on FFAs	**(6,311)**	**-**	**-**
Cash Losses/ Settlements on FFAs already			
Adjusted EBITDA [1]	**$22,538**	**$16,513**	**36%**
Adjusted Net Income	**$5,835**	**$2,754**	**112%**
Adjusted Basic EPS	**$0.18**	**$0.10**	**80%**

(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
Year-on-Year
Income Statement (on a per segment basis) (cont’d)

At March 31,	At December 31,	Change
ASSETS			
Cash & Cash Equivalents	$41,957	$64,262	-35%
Accounts Receivables	17,983	15,680	15%
Other Current Assets	25,996	25,299	3%
Vessels and Equipment, Net	491,320	462,292	6%
Noncurrent Other Receivables	10,981	10,073	9%
Noncurrent Restricted Cash	19,986	20,168	-1%
Other Non-current Assets	23,323	24,386	-4%
TOTAL ASSETS	$631,546	$622,160	2%
LIABILITIES			
Accounts Payable	21,272	16,813	27%
Accrued Interest	6,440	2,579	150%
Current Portion of Long-term Financial Debt	20,804	17,795	17%
Other Current Liabilities	3,767	3,286	15%
Long-term Financial Debt	309,300	314,140	-2%
Deferred Income Tax Liability	11,038	10,663	4%
Minority Interest	3,982	3,742	6%
Shareholder's Equity	254,943	253,142	1%
TOTAL LIABILITIES, MINORITY INT. &

Summary Balance Sheet

- Flexible capital structure with long maturities
- SEC filer since 1998

INVESTMENT HIGHLIGHTS
High Growth
Markets
 > Growing River business with #1 market position
 > Rapidly expanding Offshore Supply business
 > Established Ocean business; additional product carriers
Rapid
Earnings
Growth
Experienced
Management

 > Coastal Tankers: Vessel acquisitions
> Proven management team with extensive transportation experience
Financial
Flexibility
 > River: Expansion and fuel efficiency initiatives
 > Offshore: Equivalent of one vessel in 2005 to eight planned vessels for
 2009
 > Coastal Tankers: Vessel acquisitions
Unique
Business
Model
 > Industrial view of transportation
 > Proven track record in identifying and developing high growth investment opportunities in the transportation sector

Thank You
Q & A

($000)	Three Months Ended March 31,	
	2008	2007
Net Income	**$17,339**	**$1,964**
Plus		
Financial expense	**6,447**	**5,097**
Income taxes	**627**	**1,398**
Depreciation and amortization	**9,844**	**8,054**
[1]	**$34,257**	**$16,513**

(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.
Appendix

($000)	Three Months Ended March 31, 2008				
	River	Offshore Supply	Ocean	Passenger	TOTAL
Segment operating profit	$772	$3,950	$15,429	($1,902)	$18,249
Depreciation and amortization	3,055	1,166	4,854	769	9,844
Investment in affiliates / Minority interest	(124)	(240)	(50)	0	(414)
Other, net	(180)	-	5	-	(175)
Net income on FFAs	-	-	6,311	-	6,311
	$3,523	$4,876	$26,549		$33,815
Items not included in segment EBITDA					
Financial income					442
Consolidated EBITDA					$34,257
Adjustments:					
Non-cash gains on FFAs			(6,311)		(6,311)
Cash settlements on FFAs			(5,408)		(5,408)
Adjusted Consolidated EBITDA					$22,538

Appendix (cont’d)

($000)	Three Months Ended March 31, 2007				
	River	Offshore Supply	Ocean	Passenger	TOTAL
Segment operating profit	$3,480	$3,609	$3,258	($1,979)	$8,368
Depreciation and amortization	2,285	904	3,738	1,127	8,054
			165	-	
			22		
Segment EBITDA	$5,618	$4,374	$7,183	($852)	$16,323
Items not included in segment EBITDA					
Financial income					190
Consolidated EBITDA					$16,513

Appendix (cont’d)

2008	2007
Segment operating profit	$772	$3,480
Investment in affiliates / Minority interest	(124)	4
Other, net	(180)	(151)
Segment EBITDA	$3,523	$5,618

Ocean Business Segment EBITDA Reconciliation (in $000)	Three Months Ended March	
	2008	2007
Segment operating profit	$15,429	$3,258
Investment in affiliates / Minority interest	(50)	165
Other, net	5	22
Non-cash gains on FFAs	6,311	-
Segment EBITDA	$26,549	$7,183
Non-cash gains on FFAs	6,311	-
Cash settlements on FFAs	5,408	-
Adjusted Segment EBITDA	$14,830	$7,183

Appendix (cont’d)